4444 Westheimer Road, Suite G450

Houston, Texas 77027

October 19, 2021

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, NE

Washington, D.C. 20549

Re:	Archaea Energy Inc.
Registration Statement on Form S-1, as amended
File No. 333-260094

To whom it may concern:

Pursuant to Rule 461(a) under the Securities Act of 1933, as amended, Archaea Energy Inc. (the “Company”) hereby respectfully requests that the effective date of the above referenced Registration Statement be accelerated by the Securities and Exchange Commission to 4:00 p.m., Eastern Time, on October 21, 2021, or as soon thereafter as practicable.

Please contact Lanchi Huynh of Kirkland & Ellis LLP, special counsel to the Company, at (214) 972-1673 as soon as the above referenced Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

* * * *

Very truly yours,

By:	/s/ Lindsay Ellis
Name: Title:	Lindsay Ellis General Counsel and Secretary